August 31, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Federal Express

Tangela Richter
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. Amendment No. 3 to Registration Statement on Form SB-2 Filed August 9, 2006 File No. 333-131370

Form 10-KSB for the fiscal year ended September 30, 2005 Amended in Draft Form Submitted August 9, 2006

Form 10-QSB for the quarter ended December 31, 2005 Amended in Draft Form Submitted August 9, 2006

Dear Ms. Richter:

This letter constitutes El Capitan Precious Metals, Inc.’s (the “Company”) response to the comment letter from the Division of Corporation Finance of the Securities and Exchange Commission dated August 25, 2006, with respect to the filings with the Securities and Exchange Commission listed above. Included below are the Commission’s comments and the Company’s corresponding responses, together with the Company’s proposed resolution, if applicable.

We have enclosed herewith (by Federal Express only) three copies of the Registration Statement on Form SB-2/A, together with three marked copies of the Form SB-2/A (marked against the SB-2/A filed on August 9, 2006). Additionally, the Company has enclosed three clean and three marked copies of the proposed amendments to the following Exchange Act reports (the marked copies are against the versions provided to the Commission on August 9, 2006):

August 31, 2006

(1)	Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended September 30, 2005 (hereinafter, the “Annual Report”);

(2)	Amendment No. 1 to Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2005 (hereinafter, the “December Quarterly Report”); and

(3)	Amendment No. 1 to Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2006 (hereinafter, the “March Quarterly Report”).

Except as otherwise noted, all references to page numbers in this letter are references to pages of the marked copies of the respective documents, as appropriate.To the extent the Company can provide you additional or other marked copies (including a marked copy of the proposed Annual or Quarterly Reports against the originally filed documents), please let me know.

Please note that the Company has amended the Registration Statement and proposed drafts of the periodic reports to reflect not only the Commission’s comments referenced herein, but also to update such documents as appropriate to reflect other changes and events, including the recent resignation of one of its directors. With respect to the periodic reports, the Company has updated its “Controls and Procedures” sections of the periodic reports in accordance with the Staff’s comments as discussed with the Staff verbally. Upon confirming that the Company’s proposed drafts of the periodic reports referenced above are sufficient in form and that all of the Commission’s comments related thereto have been resolved, the Company anticipates filing the proposed drafts of such periodic reports promptly, and prior to effectiveness of the Registration Statement. Please advise the Company if the Commission believes that additional comments relating to such periodic reports are to be made by the Commission.
General

1.
It appears you will need to update the disclosures in your registration statement to include interim financial statements and the related discussion ad analysis, covering periods through June 30, 2006, to comply with Item 310(g) of Regulation S-B.

RESPONSE:

The Company has amended its Registration Statement to incorporate the interim financial statements for the period ended June 30, 2006, such financial statements replacing those for the period ended March 31, 2005 as previously included within the Registration Statement. (See pages F-29 to F-60, please note that the marked copy identifies the changes but is difficult to read. The related pages on the clean copy of the Registration Statement are F-28 to F-49). Additionally, the Company has amended the “Management Discussion and Analysis” section of its Registration Statement as appropriate to reflect the updated results of operations. (See pages 10-12 of the marked copy of the Registration Statement).

August 31, 2006

2.
We note your response to prior comment 3 and reissue the comment in part. You note that you do not believe that the agreements with Pavlich Associates are material because they will become effective upon the successful sale of your interest in the Capitan property. This does not appear to be consistent with the representation on page 12 that your property interest in the Capitan property is your “primary asset.” A contract for the sale of such property interest appears to be the type of contract upon which you are substantially dependent, particularly because you have not generated any revenues from your operations to date. See Item 601(b)(10)(ii)(B) of Regulation S-B. Please file the agreements with Pavlich Associates.

RESPONSE:

In response to the Commission’s request, the Company has filed as Exhibits 10.17, 10.18 and 10.19 to its Registration Statement the following documents: (i) that certain El Capitan Representation Agreement dated September 27, 2005 by and between the Company and Pavlich Associates; (ii) that certain Amendment dated March 1, 2006 to the September 27, 2005 agreement; and (iii) that certain El Capitan Representation Agreement dated June 21, 2006 by and among the Company, Gold and Minerals and Pavlich Associates. Exhibit 10.19 (the June 21, 2006 agreement) reflects the current arrangement with Pavlich, and superseded the September 27, 2005 agreement and amendment thereto.

Additionally, the Company has amended the “Description of Property” section of its Registration Statement to provide an updated disclosure relating to the agreement with Pavlich. (See page 22 of the marked copy of the Registration Statement). Further, the notes to the interim financial statements for the period ended June 30, 2006 reflect this additional disclosure. (See pages F-56 and F-57 of the marked copy of the Registration Statement).

Description of Business, page 12

3.
We note you disclose on page 13 that your investment in US Canadian common stock was restricted with respect to sale until May 2005. However, you disclose in the next paragraph that you intend to classify the investment as available for sale under SFAS No. 115 when the U.S. Canadian restriction period ends, among other factors. Since the sale restriction ended May 2005, please update your disclosure accordingly. Please also make parallel changes to disclosures in your periodic reports.

August 31, 2006

RESPONSE:

The Company has amended “Description of Business” section of its Registration Statement and the notes to the financial statements for the periods ended December 31, 2005 and June 30, 2006 incorporated into the Registration Statement to clarify that the restriction period has ended. (See pages 15, F-13 and F-48 of the marked copy of the Registration Statement).

Additionally, the Company has reflected this change in the Annual Report (see page 3 and page F-14 of the marked copy of the Annual Report), the December Quarterly Report (see page 11 of the marked December Quarterly Report) and March Quarterly Report (see page 11 of the marked March Quarterly Report).

Exhibit 23 - Consents of Experts

4.
Please obtain and file updated consents with each amendment to your registration statement, including the consents from your current auditors Epstein, Weber & Conover, P.L.C., and prior auditors, Hein & Associates LLP.

RESPONSE:

The Company has obtained and filed updated consents from each of the referenced auditors. (See Exhibits 23.1 and 23.2 to the Registration Statement).

Draft 3 of Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005 Filed August 9, 2006

Report of Independent Registered Public Accounting Firm, page F-2

5.
We note that the audit report of your prior auditors Hein & Associates LLP refers to the audit of your balance sheet as of September 30, 2004, even though such balance sheet is no longer presented in your financial statements. Please either revise your financial statements to include such balance sheet, or ask your prior auditors to revise their audit report, as well as their consent filed as Exhibit 23.1 in your Form SB-2, to remove their audit reference to such balance sheet.

RESPONSE:

The Company has obtained an  audit report from Hein & Associates LLP to reflect the exclusion of the balance sheet as of September 30, 2004 from the financial statements. This amended audit report has been filed as part of the Registration Statement. (See page F-2).

Additionally, the Company has reflected this change in the Annual Report (see page F-2 of the marked copy of the Annual Report).

Engineering Comments

Form S-3 on Form SB-2/A3 Filed August 9, 2006

Experts, page 43

August 31, 2006

6.
Please indicate why the three individuals or groups, who have provided consents in Exhibits 23.5, 23.6 and 23.7, are not listed in your “Experts” section If you believe they are experts as defined by Item 509 of Regulation S-B, list them in the Experts section of your filing.

RESPONSE:

The Company originally excluded reference in the “Experts” section of the Registration Statement to the parties providing consents in Exhibits 23.5, 23.6 and 23.7 as none of these parties were hired on a contingent basis or hold any direct or indirect in the Company as reference in Item 509 of Regulation S-B. Each of these parties is compensated through a consulting fee for services rendered, and none has received any Company seurities or other form of compensation tied to the Company's success. Notwithstanding that fact, in response to the Commission’s comment, the Company has amended the “Experts” section of the Registration Statement to identify these parties. (See page 46 of the marked copy of the Registration Statement).

* * *

Please feel free to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358 should you have any further questions.

Sincerely /s/ Ranga Nutakki Ranga Nutakki

cc: Charles Mottley Stephen Antol William M. Mower